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DRAFT                                  For further information contact:

                                       ServiceMaster
                                       Ernie Mrozek, 630-271-2637
                                       Claire Buchan, 630-271-2150

                                       WMX Technologies
                                       ----------------
                                       Bill Plunkett, 630-572-8898 (media)
                                       John Sanford, 630-572-8803 (analyst)

FOR IMMEDIATE RELEASE
---------------------
February 19, 1997

                     SERVICEMASTER AND WMX TECHNOLOGIES
                     ----------------------------------
                        AGREE TO SHARE BUY-BACK
                        -----------------------

     DOWNERS GROVE and OAKBROOK, Illinois--ServiceMaster (NYSE:SVM) and WMX Technologies, Inc. (NYSE:WMX) today announced that the two companies have signed a definitive agreement under which ServiceMaster will buy from WMX its entire ownership interest in ServiceMaster for approximately $626 million in cash. WMX Technologies owns or has rights to acquire 29.035 million restricted shares of ServiceMaster, including an option to purchase 1.875 million shares which will be cancelled as part of the transaction. The transaction is expected to close on or before April 14, 1997.

     "We are very pleased with the pending transaction, which will provide substantial benefits to our shareholders. The transaction is expected to be immediately additive to ServiceMaster earnings per share and will provide significant, incremental tax benefits to ServiceMaster. It also eliminates market uncertainties regarding the status of the WMX shares. WMX has been an excellent partner and we are delighted that Phil Rooney will continue to serve as a member of the ServiceMaster Board of Directors," said ServiceMaster Chief Executive Officer Carlos H. Cantu.
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     Cantu also noted that ServiceMaster intends to initially finance the repurchase with bank financing. The Company is evaluating a number of long-term financing alternatives for both this transaction and its pending tender offer for Barefoot Inc., which is expected to expire on February 21, 1997. Subject to market conditions, the Company currently anticipates that approximately 50 percent of the $858 million combined value of the two transactions will be ultimately refinanced through equity issuances over the next 12 to 18 months.

     WMX Chairman Dean L. Buntrock said, "Although our investment in ServiceMaster has provided exceptional returns to our shareholders, WMX is returning to a highly-focused waste management services company and we believe our investments should be limited to core business activities. With this transaction, we are well along the way toward achieving our goal announced two weeks ago of monetizing an additional $1.5 billion of non-core assets. This transaction enables us to make excellent progress on our plans to enhance shareholder value."

     ServiceMaster serves more than 6 million customers in the United States and in 32 countries around the world, with annual customer level revenue of almost $5 billion. ServiceMaster is a network of quality service companies with two major operating segments, ServiceMaster Consumer Services and ServiceMaster Management Services, and two emerging units, ServiceMaster Diversified Health Services and International.
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     ServiceMaster Consumer Services includes seven market-leading companies --
TruGreen-ChemLawn, Terminix, ServiceMaster Residential and Commercial Services, Merry Maids, American Home Shield, AmeriSpec and Furniture Medic - which operate through the ServiceMaster Quality Service Network of over 5,500 U.S. company-owned and franchised businesses.

     ServiceMaster Management Services has over 2,500 customers and is the leading facilities management company serving education, health care and business and industrial facilities with management of plant operations and maintenance, housekeeping, clinical equipment maintenance, food service, laundry, grounds and energy.

     ServiceMaster Diversified Health Services provides a broad range of services to home health care, assisted living, subacute and long-term care markets, with more than 145 health care facilities under contract.

     ServiceMaster International includes both direct operations and a variety of license agreements in 32 foreign countries, which provide the broad range of the company's services.